May 8, 2019

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
Washington, D.C. 20549

Re:    Raymond James Financial, Inc.
Form 10-Q for the Quarterly Period Ended December 31, 2018
Filed February 8, 2019
File No. 001-09109

Dear Ms. Lubit and Mr. West,

On behalf of Raymond James Financial, Inc. ( the “Company”), I am writing in response to the comment letter dated March 21, 2019 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-Q for the Quarterly Period Ended December 31, 2018. For the Staff’s convenience, I have set forth in boldface type the text of the Staff’s comments contained in the Comment Letter followed by our response in plain text.

Form 10-Q for the Quarterly Period Ended December 31, 2018

Management's Discussion and Analysis
Results of Operations - Private Client Group
Selected Key Metrics, page 53

1. We note your disclosure on page 54 as it relates to changes in your asset management and related administrative fees. We also note the various factors that can impact those fees, such as market movements and shifts to fee-based accounts, advisor recruiting and retention, etc. Please revise your future filings to address the items below.

•	Include a rollforward of your fee-based accounts (i.e., similar to the rollforward activity presented on page 57).
•Provide a table presenting your fee-based accounts by objective (i.e., similar to the tabular presentation on page 57).

•	In addition to the bullet point above, provide fee rate information (e.g., weighted average fee rate) by objective, including, as needed, a narrative discussing fee rate trends and related drivers.

Response:

Management does not currently utilize comprehensive rollforward information for fee-based assets within the Private Client Group (“PCG”) segment to manage our business as substantially all of the asset management fees we earn on such assets are calculated based on point-in-time balances as of the beginning of the quarter. In addition, the current infrastructure, which supports the administration of our assets in fee-based accounts, is not a centralized platform and does not provide this information.

The asset management and related administrative fees that we receive on fee-based accounts within our PCG segment vary based on the distinct services provided and the level of assets within each client relationship. We do not use the account objective as a significant factor in setting rates for fee-based assets under administration in the PCG segment. Thus, fee rate information by objective is not available and we do not believe that disclosing this information, or fee-based asset balances by objective, would be meaningful to our investors.

In view of the Staff's request for additional disclosure of fee rate information, we intend to include disclosure similar to the following in future filings, beginning with our Form 10-Q for the quarterly period ending June 30, 2019:

Selected key metrics

PCG client asset balances:

	As of
$ in billions	March 31, 2019	December 31, 2018	September 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Assets under administration ("AUA")	*	$690.7	$755.7	$694.8	$692.1	$659.5
Assets in fee-based accounts (1)	*	$338.8	$366.3	$325.1	$316.7	$294.5
Percent of AUA in fee-based accounts	*	49.1%	48.5%	46.8%	45.8%	44.7%

(1)
A portion of our “Assets in fee-based accounts” is overseen by our Asset Management segment, specifically our Asset Management Services division of RJ&A (“AMS”). These assets are included in our Financial assets under management as disclosed in the “Selected key metrics” section of our “Management’s Discussion and Analysis - Results of Operations - Asset Management.”

Fee-based accounts within our PCG segment are comprised of a wide array of products and programs that we offer our clients. The majority of assets in fee-based accounts within our PCG segment are invested in programs for which our financial advisors provide investment advisory services, either on a discretionary or non-discretionary basis. Administrative services for such accounts (e.g., record-keeping) are generally performed by our Asset Management segment and, as a result, a portion of the related revenues is shared with the Asset Management segment.

We also offer our clients fee-based accounts that are invested in “managed programs” that are overseen by the Asset Management Services division of Raymond James & Associates (“AMS”), which is part of our Asset Management segment. Fee-billable assets invested in managed programs are included in both “Assets in fee-based accounts” in the preceding table and “Financial assets under management” in the Asset Management segment. Revenues related to managed programs are shared by our PCG and Asset Management segments. The Asset Management segment receives a higher portion of the revenues related to accounts invested in managed programs as it is performing asset management services in addition to administrative services.

We earn revenue from fee-based accounts for performing investment advisory, asset management and related administrative services for retail clients, which is recorded in “Asset management and related administrative fees” in our Condensed Consolidated Statements of Income and Comprehensive Income. Fees received from such accounts are based on the value of client assets in fee-based accounts and vary based on the specific account types in which the client participates and the level of assets in the client relationship. As fees for substantially all of such accounts are billed based on balances as of the beginning of the quarter, revenues from fee-based accounts may not be immediately impacted by changes in asset values, but rather the impacts are seen in the following quarter.

[To be followed by a narrative discussing the change in AUA and assets in fee-based accounts.]

Results of Operations - Asset Management
Financial Assets under management, page 57

2. We note your tabular presentation of fee-billable financial assets under management by objective. Please revise your table in future filings to also include fee rate information (e.g., weighted average fee rate) by objective, including, as needed, a narrative discussing fee rate trends and related drivers.

Response:

We will include disclosure similar to the following in future filings, in addition to discussing fee rate trends when meaningful, on a prospective basis beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2019:

Selected key metrics

We earn asset management and administration fees for performing asset management, investment advisory and related administrative services for retail and institutional clients. Management fees recorded in our Asset Management segment are generally calculated as a percentage of the value of our fee-billable financial assets under management (“AUM”). These AUM include the portion of fee-based AUA in our PCG segment that are invested in programs managed by our Asset Management segment (included in the Asset management services division of RJ&A line of the following table), as well as certain retail accounts managed on behalf of third-party institutions, institutional accounts or funds that we manage (included in the Carillon Tower Advisers and affiliates line of the following table).

Revenues related to fee-based accounts under administration in our PCG segment are shared by the PCG and Asset Management segments, the amount of which depends on whether clients are invested in assets that are managed by our Asset Management segment and the administrative services provided (see our Results of Operations - Private Client Group for more information). Revenues earned by Carillon Tower Advisers and affiliates for accounts managed on behalf of third-party institutions, institutional accounts or funds are recorded entirely in the Asset Management segment. Our financial assets under management are impacted by market fluctuations and net inflows or outflows of assets, including transfers between fee-based accounts and traditional transaction-based accounts within our PCG segment. Fees are generally collected quarterly and are based on balances as of the beginning of the quarter, the end of the quarter, or average daily balances.

Financial assets under management:

$ in millions	March 31, 2019	December 31, 2018	September 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Asset management services division of RJ&A (“AMS”) (1)	*	$76,235	$83,289	$76,091	$74,607	$69,962
Carillon Tower Advisers and affiliates (“Carillon Tower”)	*	55,925	63,330	61,751	61,245	31,831
Subtotal financial assets under management	*	132,160	146,619	137,842	135,852	101,793
Less: Assets managed for affiliated entities	*	(5,653)	(5,702)	(5,538)	(5,542)	(5,397)
Total financial assets under management	*	$126,507	$140,917	$132,304	$130,310	$96,396

(1)
Represents the portion of our PCG segment fee-based AUA (as disclosed in “Assets in fee-based accounts” in the “Selected key metrics - PCG client asset balances” section of our “Management’s Discussion and Analysis - Results of Operations - Private Client Group”) that is invested in programs overseen by the Asset Management segment.

Activity (including activity in assets managed for affiliated entities):

	Three months ended March 31,		Six months ended March 31,
$ in millions	2019	2018	2019	2018
Financial assets under management at beginning of period	*	$135,852	*	$101,793
Carillon Tower:
Scout Group acquisition	*	—	*	27,087
Other - net inflows/(outflows)	*	686	*	1,406
AMS - net inflows	*	2,757	*	4,935
Net market appreciation/(depreciation) in asset values	*	(1,453)	*	2,621
Financial assets under management at end of period	*	$137,842	*	$137,842

AMS division of RJ&A

See the discussion in Results of Operations - Private Client Group in this MD&A for further information about our retail client assets, including those fee-based assets invested in programs managed by AMS.

Carillon Tower

Our assets managed by Carillon Tower include assets managed by its subsidiaries and affiliates Eagle Asset Management, ClariVest Asset Management, Cougar Global Investments and the Scout Group. The following table presents Carillon Tower’s AUM by objective, as well as the average fee rate earned on such assets.

By Objective:

$ in millions, fee rate in basis points	March 31, 2019	Average client fee rate for the quarter
Equity	*	*
Fixed income	*	*
Balanced	*	*
Total financial assets under management	*	*

Please contact Jennifer Ackart, Senior Vice President and Chief Accounting Officer, at 727-567-4303 with any questions.

Respectfully,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance and
Chief Financial Officer

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